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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53400

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital City Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 Falls Street
(No. and Street)

Greenville (City) South Carolina (State) 29601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Oliva 678-805-0517
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Guy R. Wilcox, CPA
(Name — *if individual, state last, first, middle name*)

2270 Castle Lake Drive (Address) Tyrone (City) Georgia (State) 30290 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 24 2004

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, John A. Oliva, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital City Advisors, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Principal
Title

[signature]
Notary Public
Greenville County, South Carolina
Commission expires: Sept. 25, 2010.

DIANE M. GETZY NOTARY PUBLIC SOUTH CAROLINA

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTE 1 – GENERAL

Basis of Presentation – The accompanying financial statements include the accounts of Capital City Advisors, Inc. (the Company).

Nature of Operations – The Company, a South Carolina corporation organized in 2002, became a registered securities broker/dealer in 2002 (commencement of operations as a registered broker/dealer) for the purpose of establishing broker/dealer services in connection with the conduct of private placements. The Company has one office located in Greenville, South Carolina.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand and money market investments that mature in 90 days or less from the date of acquisition.

Revenue Recognition – Securities transactions, and the related revenues and expenses thereon, are recorded on a trade-date basis. Securities owned are recorded at fair value. Unrealized gains and losses on securities are included in the determination of net income (loss).

Income Taxes – The Company has experienced consecutive net operating losses. It is possible that the tax benefit of such losses may not be realized, accordingly no deferred income tax benefit has been recorded in these financial statements.

Use of Estimates – The preparation of these financial statements in conformity with generally accepted accounting principles requires mangement to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – NET CAPITAL REQUIREMENTS

At December 31, 2003, the Company had net capital, as defined, of $11,701. At December 31, 2003 the required net capital was $5,000.

CAPITAL CITY ADVISORS, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2003

NET CAPITAL		
TOTAL SHAREHOLDERS' EQUITY	$	11,701
LESS NONALLOWABLE ASSETS		934
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION		10,767
HAIRCUT ON SECURITIES POSITION		-
NET CAPITAL	$	10,767
AGGREGATE INDEBTEDNESS		
TOTAL LIABILITIES	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (The greater of $100,000 or 6-2/3% of aggregate indebtedness)	$	5,000
EXCESS NET CAPITAL	$	5,767
EXCESS NET CAPITAL AT 100% (Net capital less 10% of aggregate indebtedness)	$	5,767
PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0%

See Accompanying Notes and Accountant's Report.

As shown above, there is no material difference between the audited net capital account and the net capital from the most recent broker or dealer's unaudited Part II or Part IIA filing.